OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: December 31, 2001
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
--------        Washington, D.C. 20549                 hours per response.. 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

     Swergold Leopold
     230 Park Avenue
     New York, NY  10169

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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NASDAQ (SLMC)

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3. IRS Identification Number of Reporting
   Person, if an entity

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4. Statement (Month/Year)

     November 2001
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5. If Amendment, Date of Original (Month/Year)

     /  /
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6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

      X  Director               10% Owner
        Officer (give title     Other (specify
                     below)              below)

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7. Individual or Joint/Group Filing
   (Check Applicable List)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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             Table I - Non-Derivative Securities, Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form:  7. Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities        Direct (D) or       Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially      Indirect (I)        Beneficial
                                                               (D) (Inst. 3,       Owned at End      (Instr. 4)          Ownership
                                                               4 and 5)            of Month (Instr.                       (Instr. 4)
                                                                                   3 and 4)

                                             Code   V        Amount  (A)or Price
                                                                     (D)


   Common Stock, par
   value $.01 per share   11/27/01             J(1)           60,000 (D)            100,731             (I)               By Anvers,
                                                                                                                           L.P.
   Common Stock, par
   value $.01 per share   11/27/01             J(1)           40,000 (D)             40,640             (I)               By Anvers,
                                                                                                                           L.P.
   Common Stock, par
   value $.01 per share   11/27/01             J(2)           13,000 (A)             13,000             (D)

   Common Stock, par
   value $.01 per share   11/27/01             J(2)            1,035 (A)              1,035             (I)               By Jane
                                                                                                                          Swergold,
                                                                                                                          spouse
   Common Stock, par
   value $.01 per share                                                              60,000(3)          (I)               By Anvers
                                                                                                                          Healthcare
                                                                                                                         Investments
                                                                                                                          , L.P.

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Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                        1 of 2

FORM 4 (Continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date         7.Title       8.Price   9.Number   10. Own-    11. Nature
  Derivative   sion or    action    tion       of         Exer-          and           of        of           ship        of
  Security     Exercise   Date      Code       Deriv-     cisable        Amount        Deriv-    Deriv-       Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-        of            ative     ative        of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-          Under-        Secur-    Secur-       rivative    ficial
               ative      Year)                ities      tion           lying         ity       ities        Secu-       Owner-
               Security                        Ac-        Date           Secur-        (Instr.   Bene-        rity:       ship
                                               quired     (Month/        ities         5)        ficially     Direct      (Instr.
                                               (A) or     Day/           (Instr.                 Owned at     (D) or      4)
                                               Disposed   Year)          3 and 4)                End of       Indirect
                                               of (D)                                            of Month     (I)
                                               (Instr.                                           (Instr.      (Instr.
                                               3, 4 and                                          4)           4)
                                               5)

                                      Code V   (A)    (D) Date   Ex-     Title  Amount
                                                          Ex-    pir-           or
                                                          ercis- ation          Number
                                                          able   Date           of
                                                                                Shares

Non-qualified  $11.75    4/26/01      A    V   14,400     (4)    4/25/11 Common 14,400          14,400     (D)
Stock Options                                                            Stock
(right to buy)
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Explanation  of  Responses:

(1) Pro rata distribution of SLMC common stock directly owned by Anvers, L.P. and Anvers II, L.P. Mr. Swergold is the Senior Managing Director of FSIP, LLC, which is the general partner of both Anvers, L.P. and Anvers II, L.P.
(2) These shares were received through pro rata distributions to the partners of Anvers, L.P. and Anvers II, L.P. In prior reports, Mr. Swergold reported beneficial ownership of 160,731 and 80,640 shares of SLMC common stock held by Anvers, L.P. and Anvers II, L.P., respectively.
(3) These shares are directly owned by Anvers Healthcare Investments, L.P. Mr. Swergold is the Senior Managing Director of FSIP, LLC, which is the general partner of Anvers Healthcare Investments, L.P.
(4) The original option grant of 14,400 options vests over 5 years in equal parts of 1/5th of the total per year, beginning on 4/26/02.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                         /s/ Leopold Swergold                      12/06/01
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person



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